February 08, 2008

Michael E. Reed
Chief Executive Officer
GateHouse Media, Inc.
350 WillowBrook Office Park
Fairport, New York 14450

RE: GateHouse Media, Inc.
        Form 10-K for the fiscal year ended December 31, 2006

        File No. 001-33091

Dear Mr. Reed:

We have reviewed your response letter dated January 4, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the quarterly period ended September 30, 2007

General

1. We note that your common share price and your overall market capitalization have significantly declined during the interim periods since the completion of your fiscal year ended December 31, 2006. We also note that your total market capitalization of approximately $500 million at December 31, 2007 is significantly below your book value at September 30, 2007 and your book value at this date include a significant amount of goodwill and other intangible assets, which aggregated approximately $1.7 billion at September 30, 2007. This decline in your market capitalization may be indicative of a potential impairment of the Company's recorded investment in its intangible assets and goodwill.

   Given this significant decline in market capitalization during 2007, please address the following matters with respect to your most recent impairment analysis for indefinite lived intangible assets and goodwill:

   - We note that you have performed your annual impairment analysis for goodwill and intangible assets with indefinite lives on June 30, 2007. In this regard, please explain the method(s) and provide us with a summary of material relevant facts, assumptions and estimates you used in your impairment analysis for each of your various reporting units and further explain to us why you concluded that no impairment of goodwill or indefinite lives intangible assets was necessary for the respective period.

   - Please indicate if you plan to perform or have performed an impairment analysis in the fourth quarter of the fiscal year ended December 31, 2007. If you believe you are not required to perform an updated impairment analysis in the fourth quarter of fiscal year ended December 31, 2007, please provide us with your basis for your conclusion. Your response should address how you overcome the fact that over fifty percent of your stock trading-value has been lost in the past year and your market capitalization is significantly below your current book value at December 31, 2007.

   - If an updated impairment analysis was performed after your initial June 30, 2007 impairment analysis, please provide us with a summary of the results of the most recently completed impairment analysis.

   - Given the significant disparity between your current market capitalization and your book value, please explain the facts and circumstances which

>management believes are responsible for the significant disparity between your market capitalization and the book value of your equity.

>Assuming a satisfactory response to the above matters, please significantly expand the "critical accounting policies" discussion in MD&A to address the matters noted above. Your revised discussion should include, but not be limited to, a discussion of the significant decline in your market capitalization which has occurred over the past year and should also include, if applicable, a discussion as to why management does not believe this decline in market capitalization is indicative of an impairment to your recorded investments in indefinite lived intangible assets and goodwill.

Form 10-Q for the quarterly period ended September 30, 2007

Non-GAAP Financial Measure, page 28

2. We note your response to our prior comment 6. In this regard, please confirm that in future filings along with making it clear that unrealized (gain) loss on derivative instruments and the loss on early extinguishment of debt are financing / interest type charges that you will also provide clear and robust disclosure as to your reason why you consider all the above items as financing / interest type items rather than recurring items not allowed under Item 10(e) of Regulation S-K.

Other

3. As previously requested in our prior letter dated December 13, 2007, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mark R. Thompson, Chief Financial Officer
(585) 248-2631